Mid-Southern Bancorp, Inc.
300 North Water Street
Salem, Indiana 47167

May 10, 2018

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:            Mid-Southern Bancorp, Inc., Salem, Indiana
              Registration Statement on Form S-1 (Commission File No. 333-223875)
              Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Mid-Southern Bancorp, Inc., an Indiana corporation (the "Company") hereby respectfully requests that the Company's Registration Statement on Form S-1 be declared effective at 11:00 a.m. on Monday, May 14, 2018, or as soon thereafter as practicable.

Sincerely,

/s/ Alexander G. Babey

Alexander G. Babey President and Chief Executive Officer